Exhibit 99.1

Canadian Solar Reports Third Quarter 2013 Results

GUELPH, Ontario, November 13, 2013 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Solar module shipments were 478 MW, compared to 455 MW in the second quarter of 2013.

•                  Net revenue was $490.9 million, compared to $380.4 million in the second quarter of 2013.

•                  Net revenue from the total solutions business was 41.1% of total net revenue, compared to 25.7% in the second quarter of 2013.

•                  Gross margin was 20.4%, compared to 12.8% in the second quarter of 2013.

•                  Diluted earnings per share was $0.56, compared to diluted loss per share of $0.29 in the second quarter of 2013.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $681.7 million, compared to $540.6 million at the end of the second quarter of 2013.

•                  Positive cash flow from operations was $152.0 million, compared to $40.7 million in the second quarter of 2013.

•                  Closed the sale of two solar power plants in Ontario, Canada valued at over C$95 million to TransCanada Corporation (TSX, NYSE: TRP) (“TransCanada”).

•                  Entered an agreement to sell two solar power plants in Ontario, Canada to a fund managed by BlackRock (“BlackRock”).

•                  Increased the total late-stage solar project pipeline to approximately 1,015 MW, with geographic diversification in Canada, Japan, the U.S. and China.

Third Quarter 2013 Results

Net revenue for the third quarter of 2013 was $490.9 million, up 29.1% from $380.4 million in the second quarter of 2013 and up 50.6% from $326.0 million in the third quarter of 2012. Total solar module shipments in the third quarter of 2013 were 478 MW, compared to 455 MW in the second quarter of 2013 and 384 MW in the third quarter of 2012. Solar module shipments to the Japanese market represented 29.5% of total shipments in the third quarter of 2013, compared to 35.7% in the second quarter of 2013 and 5.7% in the third quarter of 2012. Solar module shipments in the third quarter of 2013 included 60 MW used in the Company’s total solutions business, compared to 35 MW in the second quarter of 2013 and 21 MW in the third quarter of 2012.

By geography, in the third quarter of 2013, sales to European markets represented 9.5% of net revenue, sales to America represented 46.9% of net revenue, and sales to Asia and all other markets represented 43.6% of net revenue, compared to 10.6%, 37.8% and 51.6%, respectively, in the second quarter of 2013 and 47.9%, 24.9% and 27.2%, respectively, in the third quarter of 2012.

	Q3 2013		Q2 2013		Q3 2012
	US$M	%	US$M	%	US$M	%
Europe	46.4	9.5	40.2	10.6	156.2	47.9
America	230.3	46.9	143.9	37.8	81.1	24.9
Asia and others	214.2	43.6	196.3	51.6	88.7	27.2
Total	490.9	100.0	380.4	100.0	326.0	100.0

Gross profit in the third quarter of 2013 was $100.2 million, compared to $48.7 million in the second quarter of 2013 and $7.3 million in the third quarter of 2012. The sequential quarterly increase in gross profit was primarily due to increased revenue contribution from the Company’s higher margin total solutions business as well as higher gross margin from the Company’s pure module business. The year-over-year increase in gross profit was primarily due to the increase in revenue contribution from the Company’s higher margin total solutions business as well as lower manufacturing cost, partially offset by a decline in average selling price during the period. Gross margin in the third quarter of 2013 was 20.4%, compared to 12.8% in the second quarter of 2013 and 2.2% in the third quarter of 2012. The Company’s gross margin for the third quarter of 2013 exceeded its original guidance, which was in the range of 10% to 12%, primarily due to the successful execution of its total solutions business plan, including the completion and sale of solar power plants to TransCanada and BlackRock, as well as higher gross margin from the Company’s pure module business.

Total operating expenses were $44.9 million in the third quarter of 2013, up 23.3% from $36.4 million in the second quarter of 2013 and up 7.6% from $41.8 million in the third quarter of 2012.

Selling expenses were $21.2 million in the third quarter of 2013, up 6.5% from $20.0 million in the second quarter of 2013 and down 0.6% from $21.4 million in the third quarter of 2012. The sequential quarterly increase in selling expenses was due to higher shipment volume. The year-over-year decline in selling expenses was primarily due to lower marketing expenses partially offset by salary increases associated with annual salary adjustments and an increase in the Company’s sales workforce.

General and administrative expenses were $20.7 million in the third quarter of 2013, up 54.1% from $13.5 million in the second quarter of 2013 and up 21.8% from $17.0 million in the third quarter of 2012. The sequential increase was mainly due to two factors, a one-time reversal of bad debt allowance of $4.2 million recorded in the second quarter of 2013, and an allowance of $3.5 million for doubtful accounts in the third quarter of 2013. The year-over-year increase in general and administrative expenses was primarily due to an increase in the allowance for doubtful accounts.

Research and development expenses were $3.0 million in the third quarter of 2013, compared to $3.0 million in the second quarter of 2013 and $3.4 million in the third quarter of 2012. The year-over-year decline in research and development expenses was due to more efficient management of the Company’s product development activities.

Operating margin was 11.3% in the third quarter of 2013, compared to 3.2% in the second quarter of 2013 and negative 10.6% in the third quarter of 2012. The sequential and year-over-year increase in operating margin was primarily due to higher gross profit partially offset by an increase in operating expenses.

Interest expense in the third quarter of 2013 was $11.8 million, compared to $9.9 million in the second quarter of 2013 and $15.2 million in the third quarter of 2012. The sequential increase in interest expense was primarily due to higher bank charges. The year-over-year decline in interest expense was primarily due the change in the mix of project construction loans relative to working capital bank borrowings, with the relative increase in project construction loans leading to an increase in capitalized interest. As previously noted, as the Company accelerates the build out of its solar power project pipeline, a greater proportion of its short-term borrowings are being used to finance the construction effort and the associated interest expense is capitalized under project assets and then expensed through cost of revenue when the project sale is recognized.

Interest income in the third quarter of 2013 was $2.7 million, compared to $3.2 million in the second quarter of 2013 and $3.6 million in the third quarter of 2012. The sequential and year-over-year decrease in interest income was primarily due to lower restricted cash balances.

The Company recorded a loss on change in fair value of derivatives of $1.6 million in the third quarter of 2013, compared to a gain of $1.8 million in the second quarter of 2013 and a loss of $5.3 million in the third quarter of 2012. Net foreign exchange gain in the third quarter of 2013 was $2.3 million compared to a net foreign exchange loss of $20.5 million in the second quarter of 2013 and a net foreign exchange gain of $7.0 million in the third quarter of 2012.

Income tax expense in the third quarter of 2013 was $12.4 million, compared to income tax benefit of $5.1 million in the second quarter of 2013 and income tax benefit of $1.8 million in the third quarter of 2012.

Net income attributable to Canadian Solar in the third quarter of 2013 was $27.7 million, or $0.56 per diluted share, compared to net loss of $12.6 million, or $0.29 per diluted share, in the second quarter of 2013, and net loss of $43.7 million, or $1.01 per diluted share, in the third quarter of 2012.

Financial Condition

As of September 30, 2013, the Company had $681.7 million of cash, cash equivalents and restricted cash, compared to $540.6 million as of June 30, 2013.

In the third quarter the Company completed an At-The-Market offering of 3,772,254 shares at an average price of $13.25 per share, raising approximately $50.0 million in gross proceeds. After deducting the sales agent’s commission and associated offering expenses, the Company received net proceeds of approximately $48.0 million.

Accounts receivable, net of allowance for doubtful accounts, at the end of the third quarter of 2013 were $271.8 million, compared to $262.9 million at the end of the second quarter of 2013. Accounts receivable turnover was 62 days in the third quarter of 2013, compared to 73 days in the second quarter of 2013.

Inventories at the end of the third quarter of 2013 were $220.6 million, compared to $218.5 million at the end of the second quarter of 2013. Inventory turnover was 55 days in the third quarter of 2013, compared to 75 days in the second quarter of 2013.

Accounts and notes payable at the end of the third quarter of 2013 were $589.7 million, compared to $463.1 million at the end of the second quarter of 2013.

Short-term borrowings at the end of the third quarter of 2013 totaled $801.6 million, compared to $813.6 million at the end of the second quarter of 2013. Long-term debt at the end of the third quarter of 2013 was $190.5 million, compared to $254.6 million at the end of the second quarter of 2013. Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $228.3 million at the end of third quarter of 2013.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our third quarter results underscore the continued successful execution of our total solutions business plan, the strength of our module business, and the scalability of our operating model. Third quarter results exceeded the high point of our revenue and gross margin guidance, and our net income reached $27.7 million allowing us to reach our goal of returning Canadian Solar to profitability for the year. During the quarter, we closed the sale of our Brockville 2 and Burritts Rapids solar plants, and announced the separate sale of two solar power plants to BlackRock. We are making excellent progress on larger scale opportunities as well. Most notably, we began construction of a 130 MW utility-scale solar power plant in Ontario, Canada under our EPC agreement with Grand Renewable Solar LP, a solar energy project developed by Samsung Renewable Energy Inc., which is expected to generate over C$310 million ($301.1 million) in revenue for Canadian Solar. We are also actively developing other market opportunities, in particular in China and Japan. We have high confidence in our visibility and in the sustainability of our business plan into the next several years.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, commented: “This was another strong quarter for us, as we returned to profitability and further improved our financial position. We achieved 20.4% gross margin, with diluted earnings per share of $0.56, compared to a 12.8% gross margin and a diluted loss per share of $0.29 in the second quarter of 2013. In addition to delivering profitable growth, the successful execution of our total solutions business plan allowed us to achieve strong operating cash flow of $152 million, which together with approximately $48.0 million raised during the third quarter using an at-the-market offering allowed us to reduce our net debt, defined as total debt less cash and restricted cash, by over $200 million to $310 million. After taking into account our third quarter project sales, we estimate that the resale value of our Ontario project and EPC pipeline alone, once built into grid-connected solar power plants and sold to investors, will exceed C$1.70 billion. We continue to put a priority on expanding our pipeline with other new, high-quality, actionable projects in Japan, China, the U.S. and the Middle East. In support of our efforts to build out our pipeline we signed a C$104 million non-recourse, short-term construction financing agreement with Deutsche Bank. Finally, to further demonstrate the Company’s commitment to adhering to best practices in corporate governance and enhanced Board independence, I have, with the agreement of the Board, resigned from the Board to allow for the appointment of another independent director.”

Utility Scale Project Pipeline Update

In the third quarter of 2013, the Company closed the sale of the 9 MWac Brockville 2 and 7 MWac Burritts Rapids solar power plants valued at over C$95 million, to TransCanada. In addition, two projects, William Rutley and Mississippi Mills, are in commercial operation and are in the customer acceptance testing phase before completing the sale to an investor.

Also in the third quarter, BlackRock acquired from Canadian Solar two utility-scale solar power plants, Demorestville and Taylor Kidd, totaling 20MWac and valued at over C$120 million. Under the agreement with BlackRock, Canadian Solar is providing turnkey engineering, procurement and construction (“EPC”) services to complete the plants and will provide operations and maintenance (“O&M”) services after completion. The construction of these two plants started in the first quarter and third quarter of 2013, respectively, with commercial operation expected to be in the fourth quarter of 2013 and second quarter of 2014, respectively. The Company is able to recognize revenue from these two projects using percentage of completion accounting method. A portion of the revenue from these two projects has been recognized in the third quarter, while the remaining portion is expected to be recognized in the fourth quarter of 2013 and the first quarter of 2014.

Following the sale of these four projects to TransCanada and BlackRock, the Company’s owned utility-scale solar project pipeline in Ontario, Canada, now totals twenty-four projects, equivalent to approximately 327 MWdc, compared to twenty-nine projects and approximately 400 MWdc at the beginning of 2013. Two out of its twenty-four owned solar projects in Ontario, William Rutley and Mississippi Mills, are in commercial operation, as discussed above. The Company currently expects an additional sixteen solar plants to reach commercial operation in 2014 and six in 2015.

In addition to its owned solar projects in Ontario, Canada, in the third quarter of 2013, the Company commenced construction of a landmark 130 MWdc solar power plant developed by Samsung Renewable Energy Inc. (Samsung) as the EPC master contractor. This EPC agreement is the largest in Canadian Solar’s history, and is expected to generate revenue of over C$310.0 million ($301.5 million). The Company is also the master EPC contractor on behalf of Penn Energy for three additional solar power projects totaling 39 MWdc in Ontario, Canada, which the Company now expects to finish constructing in the first half of 2014.

The Company’s owned projects and EPC contracts backlog of utility-scale projects in Canada totaled 499 MWdc at the end of the third quarter of 2013, with an estimated resale value expected to exceed C$1.7 billion, once the projects are completed and connected to the grid.

In Japan, during the third quarter of 2013, Canadian Solar has been able to expand its late stage, utility-scale solar power project pipeline to approximately 278 MW, of which approximately 60 MW were self-developed, and approximately 218 MW were co-developed or acquired. The Company is making feasibility assessments on more than 200 MW additional utility-scale solar power projects that are in early stages of development. The Company expects to begin construction of its first Japanese solar power project in early 2014.

In the United States, during the third quarter of 2013, the Company completed construction of three solar power plants totaling approximately 35 MWdc. Canadian Solar’s utility-scale project pipeline in the U.S. now totals approximately 198 MWdc. Currently, solar power plants totaling 64 MWdc are under construction, and the Company remains on target to complete approximately 91 MWdc in the U.S. during 2013.

In China, the Company is building a 30 MW solar power plant in the western part of China and a 10MW project in the Jiangsu Province, both of which are expected reach commercial operation in late 2013.

In Summary, the Company has increased its late-stage project pipeline, including self-owned and joint venture projects, as well as EPC contracts in Canada, Japan, the U.S. and China, to 1,015 MW at the end of the third quarter of 2013, compared to 971 MW at the end of the second quarter of the second quarter of 2013.

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, global and local financing environment as well as the uncertainty in customer demand and solar project schedule. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2013, module shipments are expected to be in the range of approximately 480 MW to 500 MW. Gross margin for the quarter is expected to be between 13% and 15%. Shipment and gross margin expectations exclude potential project sales in the fourth quarter as explained below.

In line with guidance for the fourth quarter of 2013, the Company now expects annual module shipments to be approximately 1.75 GW to 1.77 GW, at the top end of its previous guidance of 1.6 GW to 1.8GW.

The Company expects module shipments to China and Japan to be the main drivers of demand in the fourth quarter of 2013. In addition, it also expects to continue to make further inroads into other key emerging markets in the Americas, Asia and the Middle East. The Company expects its module shipments to Europe will remain at the same level as in the third quarter of 2013, as it continues to see limited demand resulting from the minimum import price required by the recent undertaking agreement with the European Union.

As mentioned previously, the Company has two solar power projects in Ontario, Canada in commercial operation and generating stable feed-in-tariff income. The Company has been working with the end buyer of these projects on acceptance tests before completing these sales. The Company expects to realize approximately $60 million in additional revenue for each project once the transactions are completed. The Company cannot determine if these transactions can be closed before the end of the fourth quarter of 2013, in particular due to the winter weather in Canada, which may affect the testing schedule. As a result, it has not factored the sale of either of these two projects into its guidance for the fourth quarter of 2013.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are pleased with our progress to date in the execution of our strategy.  Clearly, the industry is emerging from a very challenging period, with improved pricing power and growing demand.  As we move forward, our strategic direction remains the same. We will maintain our focus on preserving our cost leadership, while ensuring the high quality of our solar products and solutions.  We will also continue to differentiate our business model by growing our utility-scale project pipeline. We have secured 1,015 MW of geographically diversified utility-scale project pipeline, which extends our visibility into our revenue, profitability and cash flow from the total solution business for the next two to three years. As our track record indicates, I am confident that we have the right strategy and the right team to execute our strategy, and we believe that Canadian Solar remains in a strong position with exciting prospects for future profitable growth.”

Subsequent Events

At the Company’s Board meeting on November 11, 2013, Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar Inc., with the agreement of the Board, resigned from the Company’s Board of Directors in an effort to further enhance board independence and corporate governance. This follows the recommendation by a leading shareholder advisory service, and allows for the appointment of another independent Director.

Recent Developments

On November 5, 2013, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc.(“Canadian Solar Solutions”), selected ABB Inc., a world leader in power and automation technologies, and its consortium partner Bondfield Construction Company Limited, a leading full-service construction company, to supply a 100 MWac turnkey solar photovoltaic (“PV”) power plant for the previously announced Grand Renewable Energy Project in cooperation with Samsung Renewable Energy Inc. (“Samsung”) and Connor Clark & Lunn Infrastructure.

On November 1, 2013, Canadian Solar announced that it was awarded a module supply agreement to provide China Three Gorges New Energy Co., Ltd. with photovoltaic modules totaling 100 MW for a solar power project located in Guazhou County, in the Gansu Province of China.

On October 30, 2013, Canadian Solar announced that it had signed a financing agreement with Deutsche Bank pursuant to which Deutsche Bank agreed to provide C$104 million in non-recourse, short-term construction financing to Canadian Solar for the construction of solar power projects in Ontario, Canada.  The loans are expected to be repaid with the proceeds of the sale of the respective financed projects.

On October 21, 2013, Canadian Solar announced that it was awarded a contract to supply 1.78 MW to Saudi Aramco’s KAPSARC (“King Abdullah Petroleum Studies and Research Center”) solar power project in Saudi Arabia.

On October 16, 2013, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., had begun construction of the 100 MWac Grand Renewable Solar Project utility-scale solar farm. The Grand Renewable Solar Project is Canada’s largest photovoltaic (“PV”) project, and is being financed by Connor Clark & Lunn Infrastructure and developed by Samsung.

On October 7, 2013, Canadian Solar launched the Canadian Solar Residential Financing Program, which targets the fast growing U.S. residential solar market. The new program is designed to make it even easier for residential solar installers and developers to bring more solar projects to completion in the U.S. market. The program is being launched in partnership with Boston, MA based, and privately held Admirals Bank.

On October 3, 2013, Canadian Solar announced that its subsidiary, Canadian Solar Solutions., entered into an agreement with BlackRock, whereby BlackRock acquired from Canadian Solar two utility-scale solar power plants totaling 20 MWac on September 30th, 2013.

On October 2, 2013, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions, completed the sale of two solar power plants, Brockville 2 and Burritts Rapids, totaling 16.0 MWac on September 30, 2013

On September 11, 2013, Canadian Solar announced the completion of the Company’s at-the-market offering of common shares previously announced on August 15, 2013. In the offering, the Company sold 3,772,254 common shares at an average price of $13.25 per share, raising approximately $50.0 million in gross proceeds.

On August 19, 2013, Canadian Solar announced that its modules would be used for a landmark solar project in the Leeward Islands. Comet Solar, an Anguilla based solar installation company, selected Canadian Solar’s modules for installation at the project, which at 600 KW is the largest commercial project permitted by the St. Kitts & Nevis Government to date.

Conference Call Details

Canadian Solar will host a conference call on Wednesday, November 13, 2013 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 13, 2013 in Hong Kong) to discuss the Company’s third quarter of 2013 results and its business outlook.

The dial-in phone number for the live call is +1-866-318-8617 or +1-617-399-5136, with passcode 93959507. A webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the live call until 11:00 p.m. on November 20, 2013, U.S. Eastern Standard Time (12:00 p.m., November 21, 2013 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 69636597. A replay of the webcast will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
Item	2013	2013	2012	2013	2012
Net revenues	490,897	380,380	325,965	1,134,888	999,991
Cost of revenues	390,686	331,708	318,696	960,448	924,499
Gross profit	100,211	48,672	7,269	174,440	75,492
Selling expenses	21,248	19,950	21,372	59,969	66,088
General and administrative expenses	20,722	13,450	17,015	20,500	50,565
Research and development expenses	2,968	3,041	3,380	8,452	9,870
Total operating expenses	44,938	36,441	41,767	88,921	126,523
Income (loss) from operations	55,273	12,231	(34,498)	85,519	(51,031)
Interest expenses	(11,769)	(9,896)	(15,232)	(36,296)	(43,410)
Interest income	2,749	3,183	3,552	9,197	9,698
Gain (loss) on change in foreign currency derivatives	(1,608)	1,753	(5,328)	1,828	(6,636)
Foreign exchange gain (loss)	2,279	(20,465)	7,041	(32,938)	91
Income (loss) before incomes taxes	46,924	(13,194)	(44,465)	27,310	(91,288)
Income tax benefit (expenses)	(12,383)	5,064	1,796	(3,952)	(16,540)
Equity in earnings (loss) of unconsolidated investees	(1,188)	205	(684)	(1,848)	(1,144)
Net income (loss)	33,353	(7,925)	(43,353)	21,510	(90,290)
Less: Net income attributable to non–controlling interest	5,661	4,678	315	10,798	194
Net income (loss) attributable to Canadian Solar Inc.	27,692	(12,603)	(43,668)	10,712	(90,484)
Earnings (Loss) per share-basic	$0.58	$(0.29)	$(1.01)	$0.24	$(2.10)
Shares used in computation-basic	47,435,751	43,909,194	43,209,194	44,895,360	43,175,046
Earnings (Loss) per share-diluted	$0.56	$(0.29)	$(1.01)	$0.22	$(2.10)
Shares used in computation-diluted	49,567,538	43,909,194	43,209,194	47,699,641	43,175,046

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
	2013	2013	2012	2013	2012
Net Income(loss)	33,353	(7,925)	(43,353)	21,510	(90,290)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	5,369	1,906	2,785	5,298	2,656
Comprehensive income (loss)	38,722	(6,019)	(40,568)	26,808	(87,634)
Less: comprehensive income attributable to non-controlling interest	5,908	4,522	485	10,333	552
Comprehensive income (loss) attributable to Canadian Solar Inc.	32,814	(10,541)	(41,053)	16,475	(88,186)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	273,695	141,968
Restricted cash	407,966	422,357
Accounts receivable trade, net	271,843	254,906
Accounts receivable, unbilled	10,742	5,230
Amount due from related parties	17,600	9,977
Inventories	220,619	274,456
Value added tax recoverable	16,149	14,483
Advances to suppliers, net	47,641	28,998
Foreign currency derivative assets	1,110	1,351
Project assets-Current	289,568	180,437
Prepaid expenses and other current assets	96,212	108,041
Total current assets	1,653,145	1,442,204
Property, plant and equipment, net	426,759	469,643
Deferred tax assets	48,279	39,082
Prepaid land use right	18,730	18,629
Investments in affiliates	34,651	26,728
Intangible assets, net	5,508	4,328
Project assets-Non current	199,052	218,710
Other non-current assets	58,192	39,989
TOTAL ASSETS	2,444,316	2,259,313
Current liabilities
Short-term borrowings	801,622	858,927
Accounts and notes payable	589,747	461,631
Amounts due to related parties	31,161	5,037
Other payables	79,657	104,783
Advances from customers	75,059	18,659
Foreign currency derivative liabilities	1,539	365
Other current liabilities	121,021	90,848
Total current liabilities	1,699,806	1,540,250
Accrued warranty costs	67,726	58,334
Long-term borrowings	190,535	214,563
Liability for uncertain tax positions	15,030	14,804
Deferred tax liabilities - non current	46,523	56,152
Loss contingency accruals	29,030	28,461
Total liabilities	2,048,650	1,912,564
Redeemable non-controlling interest	22,636	45,166
Common shares	551,473	502,562
Additional paid-in capital	(33,010)	(38,296)
Accumulated deficit	(213,450)	(224,162)
Accumulated other comprehensive income	56,338	50,795
Total Canadian Solar Inc. shareholders’ equity	361,351	290,899
Non-controlling interest	11,679	10,684
Total equity	373,030	301,583
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	2,444,316	2,259,313